Exhibit 99.1

SOUFUN (FANG) enhances management team with new CFO

BEIJING, January 4, 2016 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN) ( "Fang" or the "Company"), the leading real estate Internet portal in China, today announced that it has strengthened its management team with the appointment of Mr. Kent (Cangsang) Huang as the company's Chief Financial Officer. Ms. Lan Guan, Fang's previous CFO, has been re-positioned as the Company's Vice President, concentrating on the tax planning and government relations management.

Mr. Huang joined Fang in October 2015 as Deputy CFO, and was in charge of financial reporting, investor relations and internal auditing functions. Prior to his role with us, he had served as Managing Partner with Oriental Cornerstone Capital and as Chief Financial Officer with China Housing and Land Inc. and had accumulated multiple years of banking experience with Cantor Fitzgerald and Collins Steward LLC. Mr. Huang holds a Master’s degree from Columbia University and a Bachelor’s degree from Shanghai Maritime University.

"We thank Ms. Guan for the great support to Fang over these years. Ms. Guan has been an outstanding executive and a dedicated professional in managing the finance and many other functions at Fang. We look forward to her continuing contributions as a key member of the management team,” commented Fang's executive Chairman, Mr. Vincent Mo. "We are pleased to have named Kent as Chief Financial Officer and anticipate he will be an excellent addition to our team as his proven strength and experience in our financial operations will ensure a smooth transition."

About SouFun (Fang)

SouFun (Fang) operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. SouFun (Fang) currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun (Fang), please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the ongoing transformation from a pure Internet information platform to a transaction-oriented platform and the continued growth of the e-commerce businesses. Statements that are not historical facts, including statements about SouFun (Fang)'s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, the impact of the transformation from a pure Internet information platform to a transaction-oriented platform, the impact of implementing a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in the PRC real estate market on SouFun (Fang) and the impact on revenues of our existing and new service fees reductions, the ability of SouFun (Fang) to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun (Fang)'s new business initiatives, the ability of SouFun (Fang) to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun (Fang) membership services and SouFun (Fang) Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com